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                             October 23, 2023

       Ben Palmer
       Chief Executive Officer
       RPC Inc.
       2801 Buford Highway, Suite 300
       Atlanta, Georgia 30329

                                                        Re: RPC Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Response Dated
October 6, 2023
                                                            File No, 001-08726

       Dear Ben Palmer:

              We have reviewed your October 6, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 25,
       2023 letter.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Financial Statements
       Consolidated Statements of Operations, page 31

   1. We note that in response to prior comment 1, you indicate that you will present the cost of revenues in the
consolidated statements of operations in accordance with the parenthetical labeling accommodation
in SAB Topic 11.B, and include a note to the financial
                                                        statements showing your
allocation of depreciation and amortization to cost of revenues and selling, general
and administrative expenses for all periods presented.

                                                        Please also explain to
us how you propose to modify or balance disclosures of percentages described as reflecting
the relationship between cost of revenues and revenues, as appear on pages 20 and 22 of
the annual report, pages 21 and 23 of the recent interim report, and earnings releases you
have filed on Form 8-K.
 Ben Palmer
RPC Inc.
October 23, 2023
Page 2

         While the guidance in SAB Topic 11:B provides an accommodation when presenting the components separately, this does not generally extend to other measures that would ordinarily reflect all components, such as the percentages referenced above.

       Please contact Sondra Snyder, Staff Accountant at 202-551-3332 or John Cannarella,
Staff Accountant at 202-551-3337 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameBen Palmer                              Sincerely,
Comapany NameRPC Inc.
                                                          Division of
Corporation Finance
October 23, 2023 Page 2                                   Office of Energy &
Transportation
FirstName LastName